Lakrisha Davis & Co.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	11,045.93
Checking	9,762.73
PayPal Bank	0.00
Total Bank Accounts	**$20,808.66**
Accounts Receivable	
Accounts Receivable (A/R)	1,477.00
Total Accounts Receivable	**$1,477.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$22,285.66**
TOTAL ASSETS	**$22,285.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
PAYCHECK PROTECTION PROGRAM Loan	2,890.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	3,217.10
Federal Unemployment (940)	42.00
IL Income Tax	-281.25
IL Unemployment Tax	390.63
Total Payroll Liabilities	**3,368.48**
Working Capital	3,617.43
Total Other Current Liabilities	**$9,875.91**
Total Current Liabilities	**$9,875.91**
Long-Term Liabilities	
EIDL Loan	40,400.00
Total Long-Term Liabilities	**$40,400.00**
Total Liabilities	**$50,275.91**
Equity	
Opening Balance Equity	-197,584.93
Owner’s Investment	42,288.54
Owner’s Pay & Personal Expenses	-82,041.85
PRE- SWM BOOKKEEPING TO COMPLETE	611.86
Retained Earnings	192,879.97
Net Income	15,856.16
Total Equity	**$ -27,990.25**
TOTAL LIABILITIES AND EQUITY	**$22,285.66**